Exhibit 99.1

51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

SHANGHAI, March 31, 2022 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter and fiscal year of 2021 ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights:

•	Net revenues increased 15.7% over Q4 2020 to RMB1,345.2 million (US$211.1 million)

•	Online recruitment services revenues increased 12.0%

•	Other human resource related revenues increased 19.0%

•	Income from operations was RMB304.6 million (US$47.8 million)

•	Fully diluted earnings per share was RMB5.23 (US$0.82)

•	Non-GAAP adjusted fully diluted earnings per share[1] was RMB5.99 (US$0.94)

Fiscal Year 2021 Financial Highlights:

•	Net revenues increased 19.8% from 2020 to RMB4,420.4 million (US$693.7 million)

•	Online recruitment services revenues increased 11.6%

•	Other human resource related revenues increased 31.3%

•	Income from operations was RMB551.3 million (US$86.5 million)

•	Fully diluted earnings per share was RMB9.40 (US$1.47)

•	Non-GAAP adjusted fully diluted earnings per share was RMB13.12 (US$2.06)

Fourth Quarter 2021 Unaudited Financial Results

Net revenues for the fourth quarter ended December 31, 2021 were RMB1,345.2 million (US$211.1 million), an increase of 15.7% from RMB1,163.1 million for the same quarter in 2020.

Online recruitment services revenues for the fourth quarter of 2021 increased 12.0% to RMB617.7 million (US$96.9 million) compared with RMB551.6 million for the same quarter in 2020, primarily due to an improvement in hiring sentiment, demand and activity from employers in 2021.

Other human resource related revenues for the fourth quarter of 2021 increased 19.0% to RMB727.5 million (US$114.2 million) from RMB611.5 million for the same quarter in 2020. The growth was primarily driven by robust employer demand for seasonal campus recruitment, business process outsourcing and training services in 2021.

1Adjusted fully diluted earnings per share is a non-GAAP financial measure, which excludes share-based compensation expense, loss from foreign currency translation, and changes in fair value of listed equity securities investment and long-term investment, as well as the related tax effect of these items. Please refer to the “Use of Non- GAAP Financial Measures” section and “Reconciliation of GAAP and Non-GAAP Results” tables contained in this press release.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

March 31, 2022

Cost of services for the fourth quarter of 2021 increased 29.1% to RMB535.2 million (US$84.0 million) from RMB414.5 million for the same quarter in 2020, primarily due to higher employee compensation expenses, headcount additions and greater direct costs, such as venue rental, media production and technology support, incurred in providing campus recruitment services to employers. Gross profit for the fourth quarter of 2021 increased 8.2% to RMB810.0 million (US$127.1 million) from RMB748.6 million for the same quarter in 2020. Gross margin, which is gross profit as a percentage of net revenues, was 60.2% in the fourth quarter of 2021 compared with 64.4% for the same quarter in 2020.

Operating expenses for the fourth quarter of 2021 increased 28.9% to RMB505.4 million (US$79.3 million) from RMB392.0 million for the same quarter in 2020. Sales and marketing expenses for the fourth quarter of 2021 increased 34.3% to RMB403.6 million (US$63.3 million) from RMB300.6 million for the same quarter in 2020, primarily due to higher employee compensation expenses, staff additions and greater spending on advertising and brand awareness campaigns. Advertising and promotion expenses increased 27.7% to RMB90.0 million (US$14.1 million) for the fourth quarter of 2021 from RMB70.5 million for the same quarter in 2020.

General and administrative expenses for the fourth quarter of 2021 increased 11.3% to RMB101.8 million (US$16.0 million) from RMB91.4 million for the same quarter in 2020, primarily due to higher employee compensation expenses.

Income from operations for the fourth quarter of 2021 was RMB304.6 million (US$47.8 million) compared with RMB356.6 million for the fourth quarter of 2020. Operating margin, which is income from operations as a percentage of net revenues, was 22.6% for the fourth quarter of 2021 compared with 30.7% for the same quarter in 2020. Excluding share-based compensation expense, operating margin would have been 24.9% for the fourth quarter of 2021 compared with 33.7% for the same quarter in 2020.

The Company recognized a loss from foreign currency translation of RMB10.9 million (US$1.7 million) in the fourth quarter of 2021 compared with RMB33.9 million in the fourth quarter of 2020, primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

The Company recognized a mark-to-market, non-cash loss of RMB10.7 million (US$1.7 million) in the fourth quarter of 2021 compared with RMB9.4 million in the fourth quarter of 2020 associated with a change in fair value of listed equity securities investment in Huali University Group Limited, which is traded on the Hong Kong Stock Exchange. The Company also recognized RMB3.4 million (US$0.5 million) in professional services fees and administrative expenses related to the proposed going-private transaction in the fourth quarter of 2021.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

March 31, 2022

Other income in the fourth quarter of 2021 included local government financial subsidies of RMB98.6 million (US$15.5 million) compared with RMB14.9 million in the fourth quarter of 2020.

Net income attributable to 51job for the fourth quarter of 2021 was RMB355.2 million (US$55.7 million) compared with RMB342.0 million for the same quarter in 2020. Fully diluted earnings per share for the fourth quarter of 2021 was RMB5.23 (US$0.82) compared with RMB5.01 for the same quarter in 2020.

In the fourth quarter of 2021, total share-based compensation expense was RMB29.9 million (US$4.7 million) compared with RMB35.0 million in the fourth quarter of 2020.

Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the fourth quarter of 2021 was RMB406.7 million (US$63.8 million) compared with RMB420.1 million for the fourth quarter of 2020. Non-GAAP adjusted fully diluted earnings per share was RMB5.99 (US$0.94) in the fourth quarter of 2021 compared with RMB6.16 in the fourth quarter of 2020.

Fiscal Year 2021 Unaudited Financial Results

Net revenues in 2021 were RMB4,420.4 million (US$693.7 million), an increase of 19.8% from RMB3,689.0 million in 2020.

Online recruitment services revenues in 2021 increased 11.6% to RMB2,396.2 million (US$376.0 million) from RMB2,147.3 million in 2020. The increase was primarily due to the improvement in business activity and more recruitment needs of employers in China in 2021.

Other human resource related revenues in 2021 increased 31.3% to RMB2,024.2 million (US$317.6 million) from RMB1,541.6 million in 2020, primarily due to resilient customer demand and usage of the Company’s training, campus recruitment, placement and business process outsourcing services.

Cost of services in 2021 increased 32.9% to RMB1,676.7 million (US$263.1 million) from RMB1,261.7 million in 2020, primarily due to higher employee compensation expenses and headcount additions. Gross profit in 2021 increased 13.0% to RMB2,743.7 million (US$430.5 million) from RMB2,427.2 million in 2020. Gross margin was 62.1% in 2021 compared with 65.8% in 2020.

Income from operations in 2021 decreased 36.4% to RMB551.3 million (US$86.5 million) from RMB867.1 million in 2020, primarily due to the significant increase in sales and marketing expenses in 2021. Operating margin was 12.5% in 2021 compared with 23.5% in 2020. Excluding share-based compensation expense, operating margin would have been 15.9% in 2021 compared with 27.4% in 2020.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

March 31, 2022

Net income attributable to 51job in 2021 was RMB640.7 million (US$100.5 million) compared with RMB1,097.3 million in 2020. Fully diluted earnings per share in 2021 was RMB9.40 (US$1.47) compared with RMB16.12 in 2020.

Excluding share-based compensation expense, loss from foreign currency translation, and changes in fair value of listed equity securities investment and long-term investment, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job in 2021 was RMB894.4 million (US$140.4 million) compared with RMB1,243.9 million in 2020. Non-GAAP adjusted fully diluted earnings per share was RMB13.12 (US$2.06) in 2021 compared with RMB18.28 in 2020.

As of December 31, 2021, cash and short-term investments totaled RMB10,587.0 million (US$1,661.3 million) compared with RMB10,761.9 million as of December 31, 2020.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and changes in fair value of listed equity securities investment and long-term investment, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and changes in fair value of listed equity securities investment and long-term investment, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation, mark-to-market gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, loss from foreign currency translation and changes in fair value of listed equity securities investment and long-term investment, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

March 31, 2022

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

March 31, 2022

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

March 31, 2022

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	551,562	617,703	96,931
Other human resource related revenues	611,545	727,480	114,157
Net revenues	1,163,107	1,345,183	211,088
Cost of services (Note 2)	(414,504)	(535,189)	(83,983)
Gross profit	748,603	809,994	127,105
Operating expenses:
Sales and marketing (Note 3)	(300,583)	(403,604)	(63,334)
General and administrative (Note 4)	(91,439)	(101,786)	(15,972)
Total operating expenses	(392,022)	(505,390)	(79,306)
Income from operations	356,581	304,604	47,799
Loss from foreign currency translation	(33,851)	(10,917)	(1,713)
Interest and investment income, net	59,482	56,142	8,810
Change in fair value of listed equity securities investment	(9,404)	(10,715)	(1,681)
Fees and expenses related to proposed going-private transaction	—	(3,357)	(527)
Other income, net	11,691	98,335	15,431
Income before income tax expense	384,499	434,092	68,119
Income tax expense	(52,695)	(83,210)	(13,057)
Net income	331,804	350,882	55,062
Net loss attributable to non-controlling interests	10,244	4,273	671
Net income attributable to 51job, Inc.	342,048	355,155	55,733
Net income	331,804	350,882	55,062
Other comprehensive income (loss)	22,745	(269)	(42)
Total comprehensive income	354,549	350,613	55,020
Earnings per share:
Basic	5.07	5.27	0.83
Diluted	5.01	5.23	0.82
Weighted average number of common shares outstanding:
Basic	67,402,582	67,437,209	67,437,209
Diluted	68,245,670	67,941,118	67,941,118

Notes:
(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.3726 to US$1.00 on December 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2) Includes share-based compensation expense of RMB6,307 and RMB4,933 (US$774) for the three months ended December 31, 2020 and 2021, respectively.
(3) Includes share-based compensation expense of RMB5,422 and RMB4,241 (US$666) for the three months ended December 31, 2020 and 2021, respectively.
(4) Includes share-based compensation expense of RMB23,280 and RMB20,717 (US$3,251) for the three months ended December 31, 2020 and 2021, respectively.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

March 31, 2022

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	2,147,334	2,396,209	376,017
Other human resource related revenues	1,541,617	2,024,219	317,644
Net revenues	3,688,951	4,420,428	693,661
Cost of services (Note 2)	(1,261,731)	(1,676,727)	(263,115)
Gross profit	2,427,220	2,743,701	430,546
Operating expenses:
Sales and marketing (Note 3)	(1,182,677)	(1,790,535)	(280,974)
General and administrative (Note 4)	(377,438)	(401,827)	(63,055)
Total operating expenses	(1,560,115)	(2,192,362)	(344,029)
Income from operations	867,105	551,339	86,517
Loss from foreign currency translation	(53,442)	(15,793)	(2,478)
Interest and investment income, net	228,500	212,690	33,376
Change in fair value of listed equity securities investment	10,760	(88,296)	(13,856)
Fees and expenses related to proposed going-private transaction	—	(87,544)	(13,738)
Change in fair value of long-term investment	39,614	—	—
Other income, net	167,308	192,233	30,166
Income before income tax expense	1,259,845	764,629	119,987
Income tax expense	(188,417)	(155,721)	(24,436)
Net income	1,071,428	608,908	95,551
Net loss attributable to non-controlling interests	25,848	31,775	4,986
Net income attributable to 51job, Inc.	1,097,276	640,683	100,537
Net income	1,071,428	608,908	95,551
Other comprehensive income (loss)	22,451	(415)	(65)
Total comprehensive income	1,093,879	608,493	95,486
Earnings per share:
Basic	16.35	9.50	1.49
Diluted	16.12	9.40	1.47
Weighted average number of common shares outstanding:
Basic	67,101,601	67,429,296	67,429,296
Diluted	68,056,724	68,185,891	68,185,891

Notes:
(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.3726 to US$1.00 on December 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2) Includes share-based compensation expense of RMB23,648 and RMB24,019 (US$3,769) for the year ended December 31, 2020 and 2021, respectively.
(3) Includes share-based compensation expense of RMB20,329 and RMB20,648 (US$3,240) for the year ended December 31, 2020 and 2021, respectively.
(4) Includes share-based compensation expense of RMB99,829 and RMB104,889 (US$16,460) for the year ended December 31, 2020 and 2021, respectively.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

March 31, 2022

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	384,499	434,092	68,119
Add: Share-based compensation	35,009	29,891	4,691
Add: Loss from foreign currency translation	33,851	10,917	1,713
Add: Change in fair value of listed equity securities investment	9,404	10,715	1,681
Non-GAAP income before income tax expense	462,763	485,615	76,204
GAAP income tax expense	(52,695)	(83,210)	(13,057)
Tax effect of non-GAAP line items	(208)	(7)	(1)
Non-GAAP income tax expense	(52,903)	(83,217)	(13,058)
Non-GAAP adjusted net income	409,860	402,398	63,146
Non-GAAP adjusted net income attributable to 51job, Inc.	420,104	406,671	63,817
Non-GAAP adjusted earnings per share:
Basic	6.23	6.03	0.95
Diluted	6.16	5.99	0.94
Weighted average number of common shares outstanding:
Basic	67,402,582	67,437,209	67,437,209
Diluted	68,245,670	67,941,118	67,941,118

	For the Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	1,259,845	764,629	119,987
Add: Share-based compensation	143,806	149,556	23,469
Add: Loss from foreign currency translation	53,442	15,793	2,478
Add (Less): Change in fair value of listed equity securities investment	(10,760)	88,296	13,856
Less: Change in fair value of long-term investment	(39,614)	—	—
Non-GAAP income before income tax expense	1,406,719	1,018,274	159,790
GAAP income tax expense	(188,417)	(155,721)	(24,436)
Tax effect of non-GAAP line items	(279)	79	12
Non-GAAP income tax expense	(188,696)	(155,642)	(24,424)
Non-GAAP adjusted net income	1,218,023	862,632	135,366
Non-GAAP adjusted net income attributable to 51job, Inc.	1,243,871	894,407	140,352
Non-GAAP adjusted earnings per share:
Basic	18.54	13.26	2.08
Diluted	18.28	13.12	2.06
Weighted average number of common shares outstanding:
Basic	67,101,601	67,429,296	67,429,296
Diluted	68,056,724	68,185,891	68,185,891

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.3726 to US$1.00 on December 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

March 31, 2022

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
ASSETS
Current assets:
Cash	3,292,698	10,539,923	1,653,944
Restricted cash	2,258	—	—
Short-term investments	7,469,213	47,116	7,394
Accounts receivable (net of allowance of RMB26,798 and RMB27,522 as of December 31, 2020 and 2021, respectively)	290,480	382,164	59,970
Prepayments and other current assets	492,980	561,677	88,139
Total current assets	11,547,629	11,530,880	1,809,447
Non-current assets:
Time deposits	719,189	745,450	116,977
Long-term investments	1,576,250	1,474,928	231,448
Property and equipment, net	273,157	755,789	118,600
Goodwill	1,036,124	1,036,124	162,590
Intangible assets, net	163,503	126,497	19,850
Right-of-use assets	307,869	1,839,143	288,602
Other long-term assets	13,946	14,065	2,207
Deferred tax assets	38,013	52,793	8,284
Total non-current assets	4,128,051	6,044,789	948,558
Total assets	15,675,680	17,575,669	2,758,005
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Current portion of long-term bank loan	—	52,500	8,238
Accounts payable	83,087	136,999	21,498
Salary and employee related accrual	182,565	221,890	34,819
Taxes payable	172,254	212,873	33,404
Advances from customers	1,158,604	1,163,615	182,598
Lease liabilities, current	34,952	42,093	6,605
Other payables and accruals	1,178,955	1,132,921	177,780
Total current liabilities	2,810,417	2,962,891	464,942
Non-current liabilities:
Long-term bank loan	—	997,500	156,530
Lease liabilities, non-current	44,949	37,776	5,928
Deferred tax liabilities	232,087	224,571	35,240
Total non-current liabilities	277,036	1,259,847	197,698
Total liabilities	3,087,453	4,222,738	662,640
Mezzanine equity:
Redeemable non-controlling interests	189,811	156,880	24,618
Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 67,406,657 and 67,437,209 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	54	54	8
Additional paid-in capital	5,206,154	5,363,570	841,661
Statutory reserves	18,474	18,840	2,956
Accumulated other comprehensive income	276,975	276,560	43,398
Retained earnings	6,871,090	7,511,407	1,178,704
Total 51job, Inc. shareholders' equity	12,372,747	13,170,431	2,066,727
Non-controlling interests	25,669	25,620	4,020
Total equity	12,398,416	13,196,051	2,070,747
Total liabilities, mezzanine equity and equity	15,675,680	17,575,669	2,758,005

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.3726 to US$1.00 on December 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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